Exhibit 1.01

DMC Global Inc.
Conflict Minerals Report
For The Year Ended December 31, 2016

Introduction

DMC Global Inc. ("DMC") has included this Conflict Minerals Report as an exhibit to our Form SD for the period January 1 to December 31, 2016 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule").

Unless the context indicates otherwise, the terms "we," "its," "us" and "our" refer to DMC and its consolidated subsidiaries.

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act relates to conflict minerals and requires companies subject to the Act to file a Form SD annually with the United States Securities and Exchange Commission (“SEC”) to disclose whether the tungsten, tantalum, tin, and gold (referred to collectively as “3TG”) used in their products benefited, directly or indirectly, armed groups in the Democratic Republic of the Congo ("DRC") and adjoining countries (collectively, the “Covered Countries”). This Report, which is an exhibit to our Form SD, describes the design and implementation of our conflict minerals due diligence measures undertaken in 2016, including a description of how these measures were designed to determine, to our knowledge, the source mines, countries of origin, and processing facilities for 3TG contained in components used in DMC’s products.

Background and Covered Products

DMC operates a diversified family of technical product and process businesses serving the energy, industrial and infrastructure markets. Our businesses operate globally through an international network of manufacturing, distribution and sales facilities. Our business is organized into two segments: NobelClad and DynaEnergetics. NobelClad is a global leader in the production of explosion-welded clad metal plates for use in the construction of corrosion resistant industrial processing equipment and specialized transition joints. DynaEnergetics designs, manufactures and distributes products utilized by the global oil and gas industry principally for the perforation of oil and gas wells.

We are subject to the Conflict Minerals Rule because some products manufactured by our segments contain 3TG that are necessary to the functionality or production of the products. Specifically, some of the clad plates manufactured by NobelClad included tantalum plates. Those are the only DMC products where a significant amount of any Conflict Mineral is used. Other DMC products may have trace amounts of Conflict Minerals, such as in a metal alloy or in weld wire residual which remains in the clad plates produced by NobelClad or in liners, explosive powders, and pastes in products sold by DynaEnergetics.

Reasonable Country of Origin Inquiry Information

In accordance with the Conflict Minerals Rule, DMC determined that 3TG are necessary to the functionality or production of certain of its products and, accordingly, undertook a reasonable country of origin inquiry (“RCOI”). Our RCOI consisted principally of submitting to suppliers the conflict minerals reporting template (the “CFSI Template”) prepared by the Conflict-Free Sourcing Initiative (“CFSI”), an initiative of the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative. DMC submitted the CFSI Template to all of its suppliers and then reviewed all responses for completeness, reasonableness, and consistency, and followed up for corrections and clarifications as DMC determined appropriate.

Due Diligence Program Design

Design Framework

DMC’s due diligence measures were designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). The objectives of our diligence initiative were to determine, to the best of our ability, the source and chain of custody of the 3TG necessary for the functionality and/or production of our products; whether any such 3TG originated in the Covered Countries; and where such 3TG were determined to have originated in Covered Countries, whether armed groups directly or indirectly benefited from such 3TG.

Elements of Design Framework

Elements of our program design are discussed below. Selected due diligence measures that we took in respect of 2016 are discussed under "Due Diligence Program Execution."

1.
Internal Operating Processes. We have internal operating processes to determine the source and chain of custody for the 3TG used in our products. The processes involve the identification of Suppliers, communication with and inquiries made of the Suppliers and reporting the results of Supplier communication and inquiries to certain members of DMC senior leadership. We also have an internal team charged with compliance with the Conflict Minerals Rule including operations personnel at each of the affected segments, as well as accounting, legal and management personnel. This team is responsible for collecting and reviewing information from Suppliers and preparing our filing.

2.
Risk Assessment & Risk Mitigation. As part of our internal operating processes relating to 3TG compliance, our segments handle relationships with Suppliers on an individual basis given the different types of products they manufacture. Suppliers respond using the CFSI Template and or explanatory letters. Responses to these inquiries are reviewed and retained for at least five (5) years as part of our internal operating procedures. In certain cases, our internal team members follow up with Suppliers who do not initially provide sufficient information.

3.
Smelter/Refiner Due Diligence Practices. We do not directly source 3TG from mines, smelters or refiners, and we further believe that we are many levels removed from these market participants. Given our positioning in the supply chain, we do not perform direct audits of mines, smelters or refiners and we rely on cross industry initiatives such as the CFSI for such due diligence.

4.	Annual Reporting on Supply Chain Due Diligence. This Conflict Minerals Report is our annual report on supply chain 3TG due diligence.

5.	Due Diligence Program Execution. In furtherance of our 3TG due diligence, we performed the following due diligence measures in respect of the 2016 compliance period:

a.
We sent requests to Suppliers to provide us with information, through the completion the CFSI Template or a response letter, concerning the potential usage and source of 3TG in the parts, materials or components that they sell to us.

b.	We followed up by email or phone with certain Suppliers that did not provide a response within the specified time frame.

c.	We reviewed the completed responses received from the Suppliers based on our internal review criteria to identify incomplete responses, potential errors and inaccuracies.

Product Status and Information

We endeavored to determine the mine, smelter or refiner location of origin of the 3TG contained in our products by requesting that the Suppliers provide us with a completed response to our written inquiry and through the other efforts described in this Conflict Minerals Report. However, most Suppliers that responded that their products contained 3TG provided data only with respect to that individual Supplier’s overall 3TG sourcing and not with respect to the products they supplied directly to us.

For 2016, based on the information we received, we could not conclude whether any of our products were "DRC conflict free."

Future Risk Mitigation Efforts

We intend to take the following steps in 2017 to mitigate the risk that the necessary 3TG in our products finance or benefit armed groups:

1.	Continue to engage with Suppliers that provided incomplete responses or that did not provide responses for previous years to help ensure that they provide requested information for 2017.

2.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for this year and prior years that the source of 3TG was unknown or indeterminable.